Information furnished to the Securities and Exchange Commission on May 14, 2001

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
Report of Foreign Issuer

|X|	QUARTERLY REPORT PURSUANT TO RULE 13(a)-16 OR 15(d)-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the period ended March 31, 2001

OR

|_|	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to ________________

Commission file number 333-6200

INTERTEK TESTING SERVICES LIMITED
(Exact name of Registrant as specified in its charter)

ENGLAND
(Jurisdiction of incorporation or organization)

25 SAVILE ROW, LONDON, W1S 2ES, ENGLAND
(011) 44-20-7396-3400
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F |X|           Form 40-F |_|

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes |_|          No |X|

Schedule of Information contained in this report

Intertek Testing Services Limited financial statements for the three months to March 31, 2001

Pages 1 – 36

Intertek Testing Services Limited

Business description

We are a leading international organisation engaged in the testing, inspection and certification of manufactured goods and commodities. We are organised into four operating divisions, each focusing on the testing, inspection and certification of different manufactured goods and commodities. Our customer base is diverse and different in each division and includes retailers, distributors, manufacturers, petroleum companies, traders and governments. The majority of our work is on a job by job basis except in our Foreign Trade Standards (“FTS”) division, where over 90% of revenues are from term contracts. We currently employ over 9,500 people and operate 486 inspection offices and 255 testing laboratories in 97 countries.

We believe that the growth of the internet offers significant opportunities to expand our business. Increasingly, our customers are demanding closer integration between their systems and ours. We are actively improving our information technology systems to answer these demands. A new ordering, inquiry and reporting system is now online in the Caleb Brett division (“myCalebBrett.com”). Similar systems will be available in all our divisions in the near future. Other internet based IT initiatives are also underway which will allow our divisions to provide better and more tailored services to our customers.

Although commodities and products are increasingly being traded via the internet on business-to-business and business-to-consumer sites, the rate is far less than originally expected. We provide testing, inspection and certification services for many of the commodities and products traded, ensuring that customers are able to buy products over the internet reliably and with confidence. We are working with sites to ensure we are integrated into their online buying and trading processes and our goal is to be the service partner of choice.

A description of each operating division is given below:

Caleb Brett

Caleb Brett was founded in 1885 and is a joint leader in the market for testing and inspecting crude oil, petroleum products and chemicals. We believe that Caleb Brett has strong name recognition coupled with an international reputation for reliability and confidentiality. Caleb Brett’s primary business is providing independent verification of the quality and quantity of crude oil, petroleum products and chemicals and, to a lesser extent, agricultural produce. Caleb Brett issues certificates that are internationally recognized as evidence of the quality and quantity of those shipments. Caleb Brett’s customers include oil and chemical companies and traders with whom we have well-established long-term relationships. Most of our oil company customers purchase services from Caleb Brett on a job-by-job, port-by-port basis. Increasingly we are finding that we can provide added value to certain customers by taking over their laboratory testing on an outsourcing basis. We can provide a testing service which meets the customers’ demands for high scientific quality and safety standards at a lower cost than the customer can provide in-house.

Caleb Brett’s activities in petroleum and chemical testing are divided into three sub-divisions: Inspection, Inspection Related Testing and Free Standing Testing.

Inspection of cargoes involves the physical checking, sampling and measuring of the quantity of a commodity at points of loading and unloading, such as seaports, storage tanker terminals and the ends of transportation pipelines.

Inspection Related Testing is laboratory testing of samples taken to assess their composition and whether they comply with specifications demanded by customers or by legislation.

Free Standing Testing involves the analysis of samples unrelated to cargo shipments, including situations where an oil or chemical company or trader outsources its laboratory testing work to Caleb Brett.

Caleb Brett also performs marine surveying and agricultural inspection. Marine surveying is the evaluation of cargo damage, primarily for insurance purposes. Agricultural inspection and testing is the physical sampling, quantification, inspection and testing of commodities, such as vegetable oils and cotton.

ETL SEMKO

ETL SEMKO tests and certifies electrical and electronic products, telecommunication equipment, building products and heating, ventilation and air conditioning equipment. ETL SEMKO also certifies the quality of management systems to standards such as ISO 9000 in North and South America and Europe. ETL is a long established brand name which traces its origins back to Thomas Edison in the United States. SEMKO is the name of the former state owned certification body in Sweden that we acquired in 1994. ETL SEMKO’s customers include industrial companies such as Adtran, LG Electronics, Ericsson, Matsushita and Electrolux. We also have a number of long-standing relationships with various industry organizations, such as the Air Conditioning and Refrigeration Institute, which has been our customer since 1956. ETL SEMKO’s activities are divided into the following three sub-divisions: Conformity Assessment, Performance and Quality Management Systems.

Conformity Assessment primarily involves the testing of electronic, electrical and building products and telecommunications equipment to allow manufacturers to mark their products with nationally or regionally recognized safety marks and to have their products certified as complying with a number of nationally or regionally recognized standards. These services facilitate the sale of products to markets around the world.

Safety marks owned and issued by ETL SEMKO include “ETL” (United States and Canada), “S” (Europe) and “WH” (United States and Canada). ETL SEMKO is also authorised to apply the “GS” mark (Germany). ETL SEMKO has Notified Body Status in the European Union and also has electro-magnetic compatibility, telephone and other accreditations required for products it tests and certifies. These safety marks and certifications are widely relied upon by manufacturers, retailers and consumers to ensure that products conform to the applicable standards. In some countries and for some products, the safety marks and certifications are a legal requirement. Even when not required by governmental regulation, many manufacturers continue to use our safety marks and testing and certification services to ensure product quality. For example, the “S” mark, which has not been mandatory in Sweden since 1990, continues to be widely used throughout that country and in other European countries, as evidence that a product complies with harmonised European safety standards. ETL SEMKO’s accreditations are held by legal entities that are registered in the various countries in which ETL SEMKO offers its services.

Performance testing is demanded by industry associations to guard against products that might damage consumer confidence in a particular industry. For example, we have been nominated by the Air Conditioning and Refrigeration Institute and the Gas Appliance Manufacturers Association in the United States to verify the accuracy of information provided in the yellow “Energy Guide” labels found on many appliances. We also test individual manufacturers’ products to provide independent competitive performance data, which can then be used for marketing.

Quality Management Systems’ activities involve the certification of the business processes and services of an organization to ISO 9000 and similar standards. Certification involves a company defining and documenting its business processes and standards of service. Companies receiving certifications are subject to regular audits over time as a condition of continuing certification. ETL SEMKO manages this activity within North and South America. In Europe, this activity is performed through an associate company, Dekra, in which we have a 49% holding. In Asia, this activity is carried out within the Labtest division.

Labtest

Labtest is one of the largest international providers of testing and inspection services for textiles, toys, footwear, hardlines and other consumer products. Labtest’s customers are retailers, mainly in North America and Europe, and manufacturers, mainly in Asia. Customers include McDonalds and retailers such as Gap Inc, The Home Depot, Tommy and Hilfiger (HK) Ltd.

Labtest performs testing to ensure that products meet safety standards and the specifications of distributors and retailers. The purchasers typically specify their own quality and performance standards, but may specify nationally recognized standards. Manufacturers operating in developing countries routinely seek such testing and inspection of consumer goods to assist them in selling their products to retailers and distributors in markets such as North America and Europe. Labtest divides its activities into the following sub-divisions, Textiles, Toys, Inspection, Code of Conduct, Quality Management Systems and Risk Analysis and Management:

Textiles testing is principally an activity in which large textile and clothing retailers specify standards for the testing of products at the point of manufacture. Testing is mainly carried out for colour fastness, abrasion resistance, size conformity, shrinkage resistance and flammability. Based on our knowledge of the textile testing market and our competitors, we believe that Labtest is the world leader in textile testing.

Toys testing is mainly to ensure products conform to national and international safety standards. Services include design and packaging evaluation, safety testing, durability testing and performance testing.

Inspection of consumer products primarily involves visual inspection of finished products at the manufacturer’s factory prior to shipment to verify the quantity, quality and basic specification of the products to be shipped. Inspection may be carried out on behalf of the manufacturer or the buyer.

Code of Conduct work has resulted from consumers and pressure groups being increasingly concerned about the social conditions and safety of workers in developed and developing countries. Code of Conduct audit work includes factory tours, document review and employee interviews. Retailers usually commission the audits and we work closely with both manufacturers and retailers to find solutions to any problems identified. The main focus of these audits is the review of child labour conditions, involuntary labour, coercion and harassment, health and safety, working hours, compensation and environmental protection.

Quality Management Systems involves the certification of the business processes and services of an organization to ISO 9000 and similar standards. In China, Hong Kong and Taiwan, Quality Management Systems work is carried out through a partnership with the British Standards Institute. In addition, Quality Management Systems’ activities include testing to standards issued by national and legal health authorities such as the Food and Drug Administration in the United States.

Risk Analysis and Management works with world market leaders to minimize the risk associated with toys, children’s clothes and other consumer products.

Foreign Trade Standards

FTS provides independent pre-shipment inspection services to the governments of developing countries to assist them in the enforcement of customs duties and exchange controls. FTS also provides inspection and testing services to government standards organizations to ensure that imports of specified products meet safety and other national standards. In providing these services, FTS inspects, tests and reviews at source the quantity, quality and price of goods to be shipped, to check that import duties are correctly calculated and that such goods comply with the laws, standards and relevant customs regulations of the importing country. This division also provides customs training services to customs departments. FTS’ customers include the governments of Argentina, Bangladesh, Ecuador, Georgia, Iran, Kenya, Mexico, Mozambique, Nigeria, Uganda and Uzbekistan and the Saudi Arabian Standards Organisation. Some of these contracts may be cancelled at short notice.

In addition to pre-shipment inspection work, FTS also provides a wide range of inspection and expediting activities focused on engineering plants and projects.

Discontinued operation

We sold Bondar Clegg, our minerals testing division, in the first quarter of 2000. The operating results for this division up to the date of sale were reported as discontinued in the financial statements.

Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes, and the other financial information included elsewhere in this document. Our consolidated financial statements are prepared in accordance with U.K. GAAP and we discuss in note 8 to the financial statements the principal differences between U.K. and U.S. GAAP as they relate to us. This discussion contains forward-looking statements based on assumptions about our future business. Our actual results could materially differ from those contained in the forward-looking statements.

We set out below a discussion of our operating results and financial condition for the three months to March 31, 2001 (“Q1 01”) compared to the three months to March 31, 2000 (“Q1 00”), followed by a detailed review of the performance of each division.

Impact of exchange rates

Our financial statements are reported in pounds sterling (“sterling” or “£”). We have 144 subsidiary companies, of which 133 report in currencies other than sterling. Subsidiaries report in the currency of the country in which they are domiciled, apart from those based in countries where there is hyperinflation, which report in their functional currency, which is U.S. dollars. We translate the results of overseas operations into sterling at the cumulative average exchange rates for the period, which causes our results to vary from period to period in line with fluctuations in exchange rates.

The tables below show growth rates of Q1 01 over Q1 00 at actual exchange rates and at comparable exchange rates. The actual growth rate is the percentage change of one period over the prior period where each period is translated into sterling using the exchange rates applicable in that period. The comparable growth rate is the percentage change of one period over the prior period where both periods are translated into sterling using the prior period’s exchange rates. This reflects the underlying growth in revenues and operating income without the fluctuations caused by changes in translation rates. We do not hedge translation rate exposure.

Over 50% of our revenues and the majority of our borrowings, interest payments and debt repayments are denominated in U.S. dollars or currencies linked to the U.S. dollar, such as the Hong Kong dollar. Where there is material transaction exposure from currency rate movements we take out forward foreign exchange contracts to minimise this exposure.

Summary of results of continuing operations for the three months to March 31, 2001 compared to the three months to March 31, 2000

The table below compares revenues by division for Q1 00 and Q1 01 at actual and comparable exchange rates.

Revenues by division	Q1 00	Q1 01	Growth	Actual	Comparable
	£m	£m	£m	%	%

Caleb Brett	34.8	42.6	7.8	22.4	16.4
ETL SEMKO	23.1	26.5	3.4	14.7	7.4
Labtest	19.6	22.8	3.2	16.3	10.2
Foreign Trade Standards	10.6	12.2	1.6	15.1	13.2

Total continuing operations	88.1	104.1	16.0	18.2	12.3

The higher growth rate at actual rates is due to translation gains arising from the strength of the U.S. dollar and currencies linked to the U.S. dollar, against sterling. In Caleb Brett, revenues from petroleum inspection and testing grew in the United States primarily due to a sustained period of economic growth that resulted in increased consumption of petroleum products. In Labtest there was continued growth in textiles and toys testing in Asia. FTS revenues in Q1 01 benefited from new pre-shipment inspection programmes in Bangladesh and Kenya which started after Q1 00 and an increased volume of inspections for the Saudi Arabian Standards Organisation in Q1 01. FTS revenues in Q1 00 included £0.7 million from its Technical Services division which was sold in February 2000. Acquisitions in Caleb Brett and ETL SEMKO completed after Q1 00 contributed to the revenue increase in Q1 01.

Revenues in Q1 00 and Q1 01 were generated by operations located in the following geographic areas:

Revenues by geographic area	Q1 00	Q1 01	Growth	Actual	Comparable
	£m	£m	£m	%	%

Americas	37.1	44.0	6.9	18.6	8.6
Europe, Africa and Middle East	28.1	31.0	2.9	10.3	11.7
Asia and Far East	22.9	29.1	6.2	27.1	19.7

Total continuing operations	88.1	104.1	16.0	18.2	12.3

Revenues from the Americas increased primarily due to strong growth in Caleb Brett in the United States, where both volumes and prices increased.

Revenues from Europe, Africa and the Middle East grew due to acquisitions by Caleb Brett in France and Norway made after Q1 00 and a major laboratory outsourcing contract in the United Kingdom that commenced in March 2000. The revenue growth at actual rates was reduced due to the strength of sterling against other European currencies.

In Asia and the Far East, revenues increased due to continued growth in textiles and toys testing in Labtest, growth in ETL SEMKO in Hong Kong and China and a new FTS inspection programme in Bangladesh. The revenue growth at actual rates was increased due to the strength of the Hong Kong dollar against sterling.

Operating costs before exceptional items

Our operating costs principally comprise labour costs, property and equipment rental, depreciation and laboratory consumables. Operating costs on continuing operations increased by £13.9  million or 12.1% at comparable rates, to £91.0 million, in Q1 01 over Q1 00. Costs have increased broadly in line with growth in revenues.

Operating income before exceptional items

The table below compares operating income before exceptional items by division for Q1 00 and Q1 01 at actual and comparable exchange rates.

Operating income by division	Q1 00	Q1 01	Growth	Actual	Comparable
	£m	£m	£m	%	%

Caleb Brett	3.0	3.8	0.8	26.7	23.3
ETL SEMKO	3.6	3.6	—	—	(5.6)
Labtest	4.7	5.4	0.7	14.9	12.8
Foreign Trade Standards	0.7	1.3	0.6	85.7	85.7
Central overheads	(1.0)	(1.0)	—	—	—

Total continuing operations	11.0	13.1	2.1	19.1	15.5

Operating income in Caleb Brett increased, primarily due to revenue growth and price increases in the United States and acquisitions in Europe. Operating income in ETL SEMKO grew in Asia but declined slightly in Europe and the Americas, due to reduced activity and delays in telecommunications equipment testing. Toy and textile testing and Code of Conduct inspections in Asia contributed to growth in Labtest. The increase in operating income in FTS was mainly attributable to higher revenues in Q1 01 over Q1 00.

Exceptional items

Operating exceptional items	Q1 00	Q1 01
	£m	£m

Continuing operations
Provision against Nigerian FTS invoices	(1.6)	—
Discontinued operation
Environmental EPA costs	(1.0)	—

Total operating exceptional items	(2.6)	—

The exceptional charge of £1.6 million in Q1 00 related to a provision against unpaid invoices issued to the Nigerian government by our FTS division. Payment for these invoices was received later in 2000 and the provision was subsequently reversed. The Nigerian government made regular payments throughout 2000 so we stopped making full provision for unpaid invoices from July 2000 onwards. Payments received in January and March 2001 cleared invoices through October 2000 for the new contract.

The exceptional charge of £1.0 million in Q1 00 related to legal costs incurred in connection with the ongoing investigation by the Environmental Protection Agency into a discontinued operation in Richardson, Texas. This investigation is discussed in detail later in this report.

Non-operating exceptional items	Q1 00	Q1 01
	£m	£m

Losses on disposal on operations
Caleb Brett – loss adjusting business in Chile	(0.4)	—
FTS – Technical Services business in the United States	(2.6)	—

Total continuing businesses	(3.0)	—
Discontinued operation
Loss on disposal of Bondar Clegg division	(12.1)	—

Total non-operating exceptional items	(15.1)	—

In Q1 00, Caleb Brett sold a small loss adjusting business in Chile for a profit of £0.1 million. Goodwill of £0.5 million that was previously written off to reserves was transferred to the profit and loss account, resulting in an exceptional charge of £0.4 million.

In Q1 00 FTS sold its Technical Services business in the United States for its net assets value of £1.0 million. Goodwill of £2.6 million which was previously written off to reserves was charged to the profit and loss account, resulting in an exceptional charge of £2.6 million.

We sold our minerals testing division, Bondar Clegg, in Q1 00. The net assets of businesses in North and South America and Africa were sold for £1.7 million, which generated a net loss of £4.2 million. In addition, we incurred termination and closure costs of £1.0 million. After deducting goodwill of £6.9 million that was previously written off to reserves, the total exceptional loss was £12.1 million.

Net interest expense

Net interest of £9.3  million was charged in Q1 01, an increase of £1.2 million over the charge in Q1 00. This increase was attributable to the Parent Subordinated PIK debentures and to currency differences. New Parent Subordinated PIK debentures have been issued each quarter in lieu of interest payments, causing an increase in the interest charge. The majority of our borrowings are in currencies other than sterling therefore the interest charge is affected by fluctuations in exchange rates.

Income taxes

The income tax charge in Q1 01 was £2.6 million, an increase of £0.8 million over the charge in Q1 00. This represented 68.4% of income before tax and exceptional items in Q1 01 and 81.8% in Q1 00. The tax rate was higher than the underlying tax rate of the territories in which we operate, largely due to our inability to obtain full potential tax relief on interest expense in the United Kingdom and the United States and on operating losses in other territories. The location of taxable profits and deductible expenses has a significant impact on the tax charge year by year.

Operating and financial review by division

We set out below a discussion of the performance of each of our operating divisions for Q1 01 compared to Q1 00. The operating income by division given below is before exceptional items.

Caleb Brett

Operating results	Q1 00	Q1 01	Growth
	£m	£m	£m

Revenues	34.8	42.6	7.8
Actual growth			22.4%
Comparable growth			16.4%

Operating income	3.0	3.8	0.8
Actual growth			26.7%
Comparable growth			23.3%
Operating margin	8.6%	8.9%

Revenues increased in North America primarily due to a sustained period of economic growth in the United States that has resulted in increased consumption of petroleum products. Growth in the United States is slowing down, although to date this has not impacted our revenues. European revenues in Q1 01 benefited from a full quarter’s income from the outsourcing agreement with BP in the United Kingdom, which commenced in March 2000. Revenues were also boosted by acquisitions made after Q1 00.

Operating income increased due to increased activity, price increases in the United States and the impact of acquisitions.

ETL SEMKO

Operating results	Q1 00	Q1 01	Growth
	£m	£m	£m

Revenues	23.1	26.5	3.4
Actual growth			14.7%
Comparable growth			7.4%

Operating income	3.6	3.6	—
Actual growth			—
Comparable growth			(5.6)%
Operating margin	15.6%	13.6%

The revenue increase was attributable to acquisitions made after Q1 00, expansion in Asia, additional work generated by new electro-magnetic testing chambers in the United States and an increase in household and industrial testing in Sweden. Revenues in Q1 00 included income from a business-to-customer electrical retailer that ceased trading in April 2000.

Operating income decreased at comparable exchange rates, mainly due to the closure of the B2C customer but also due to a slow down or delay in demand for the testing of heating, ventilation and air conditioning equipment in the United States and telecommunications equipment testing, especially on mobile telephones in Europe. We also incurred start up costs in Japan for an acquisition made in December 2000.

Labtest

Operating results	Q1 00	Q1 01	Growth
	£m	£m	£m

Revenues	19.6	22.8	3.2
Actual growth			16.3%
Comparable growth			10.2%

Operating income	4.7	5.4	0.7
Actual growth			14.9%
Comparable growth			12.8%
Operating margin	24.0%	23.7%

The growth in revenues in Labtest was driven by textile and toy testing in Asia and to a lesser extent in Europe. We attribute this growth to a number of factors, including the growth in consumer demand, the migration of manufacturing from the West to Asia and other developing countries, the faster introduction of new products by manufacturers and the increasing demand by consumers for good quality and safe products. Demand for toy testing and Code of Conduct inspections continued to grow strongly in Q1 01. Revenues from textile testing increased in Q1 01 over Q1 00 but compared to recent years, the rate of growth has slowed in Hong Kong because business is moving to China where we are expanding our laboratory network. Whilst an economic downturn in the United States could lead to reduced imports of consumer goods, this has not yet started to have a significant impact on the Labtest business. We believe that the key business drivers continued to be safety, quality consciousness of buyers, new fibres and more designs.

The growth in operating income in Labtest was mainly from toy testing and Code of Conduct inspections. Operating income in Q1 01 was impacted by start up costs incurred in Shanghai where a new toy testing laboratory was opened at the end of 2000.

Foreign Trade Standards

Operating results	Q1 00	Q1 01	Growth
	£m	£m	£m

Revenues	10.6	12.2	1.6
Actual growth			15.1%
Comparable growth			13.2%

Operating income	0.7	1.3	0.6
Actual growth			85.7%
Comparable growth			85.7%
Operating margin	6.6%	10.7%

The volume of inspections in Saudi Arabia increased in Q1 01 due to stricter enforcement of the pre-shipment programme by the Saudi Arabian Standards Organisation. New pre-shipment inspection programmes in Bangladesh and Kenya that commenced after Q1 00 also contributed to the increase. Revenues in Q1 00 included £0.7 million from the Technical Services business that was sold in February 2000.

The increase in FTS operating income was mainly attributable to higher revenues but also a reduction in operating costs, especially in Argentina. The new Kenyan programme which commenced in February 2001 is not yet fully operational and start up costs were incurred in Q1 01.

Central overheads

Central overheads comprise the costs of our corporate head office in London, our tax and human resources team in the United States and costs associated with non-trading holding companies. Central overheads include salaries, property rental, travel and legal and professional fees. They were constant at £1.0 million in Q1 01 and Q1 00.

Effects of U.S. GAAP adjustments on operating income

Our financial statements have been prepared in accordance with U.K. GAAP which differs in certain significant respects from U.S. GAAP. The most significant differences between U.S. GAAP and U.K. GAAP are described in note 8 of the financial statements.

Financial condition and liquidity

At March 31, 2001 we had cash of £19.3 million compared to £21.3 million at December 31, 2000.

Net cash inflow from operating activities includes operating income after operating exceptionals, before depreciation and other non-cash items, as well as working capital movements. Our net cash inflow from operating activities decreased by £0.9 million to £7.1 million in Q1 01 compared to Q1 00, primarily due to increased investment in working capital.

We spent £1.1 million on legal costs in Q1 01 (Q1 00: £1.1 million) in connection with an Environmental Protection Agency investigation in Richardson, Texas. Until this investigation is concluded we will continue to incur legal costs, and we anticipate spending a further £4.7 million. We also spent £0.3 million on legal fees in Q1 01 (Q1 00: £nil) in connection with the two Environmental Protection Agency investigations in Linden, New Jersey and Puerto Rico. We have agreed to settle the Linden investigation by paying a fine of £0.7 million in instalments of £0.3 million in April 2001, £0.2 million in October  2001 and £0.2 million in April 2002. We also anticipate additional legal costs in connection with the ongoing investigation in Puerto Rico. The outcome of the investigations in Richardson and Puerto Rico is uncertain, and we are unable to estimate and provide for any potential settlement. The length of time it will take to conclude these investigations is also uncertain, and we may incur additional legal costs in excess of those currently provided.

We spent £5.2 million on tangible fixed assets in Q1 01 compared to £3.1 million in Q1 00. This is mostly expenditure on laboratory and computer equipment. Expenditure in Q1 01 included £1.3 million for the ongoing Oracle computer project in ETL SEMKO in the United States.

In Q1 01 we paid deferred consideration of £0.5 million for an acquisition made in 2000 but made no new acquisitions in the quarter.

At March 31, 2001, our total borrowings were £343.8 million less unamortised debt issuance costs of £8.2 million. A detailed description of our borrowings is given in note 3 of our consolidated financial statements. Apart from the Revolving Credit Facility, our borrowings are denominated in currencies other than sterling, and are therefore affected by exchange rate fluctuations. Our total borrowings increased by £13.2 million in Q1 01 and £7.9  million of the increase was due to currency translation. Our Parent Subordinated PIK Debentures, which are denominated in U.S. dollars, increased by £5.4  million in Q1 01. The increase was due to new debentures issued in lieu of interest payments of £2.8 million and currency translation of £2.6 million. There were no scheduled repayments of the Senior Subordinated Notes or Senior Term A and B Loans in Q1 01. We utilised a further £2.0 million of our Revolving Credit Facility in Q1 01, increasing our total drawings to £12.0  million at March 31, 2001. On May 1, 2001 we drew a further £8.0 million, primarily to fund the payment of interest on our Senior Subordinated Notes which fell due on that day. We currently have £9.0 million of the facility available to draw.

In Q1 01, we paid interest and finance charges of £1.4 million (Q1 00: £2.0 million) on our borrowings. These figures exclude interest relating to the Parent Subordinated PIK Debentures, which was funded by a further issue of debentures in February  2001. We paid dividends of £0.6 million to minority shareholders in Q1 01 compared to £0.7 million in Q1 00.

We anticipate that available cash, cash flows from operations and borrowing availability under our Revolving Credit Facility will be sufficient to satisfy our working capital and capital expenditure requirements for the foreseeable future. However, to the extent that we should desire to increase our financial flexibility and capital resources or choose or be required to fund future capital commitments from sources other than operating cash or from borrowings under our existing credit facility, we may consider raising additional capital by increasing the credit facility or through the raising of additional equity. There can be no assurance, however, that additional capital will be available to us on acceptable terms, if at all.

Our ability to meet our debt repayments in the longer term will depend upon the achievement of our business plan. There can be no assurance that we will generate sufficient cash flow from operations or that future working capital will be available in an amount sufficient to enable us to service our indebtedness, or make necessary capital expenditures.

In order to purchase the business from Inchcape plc, we raised finance in the form of Senior Subordinated Notes, Senior Term Loans and Parent Subordinated PIK Debentures. Subject to the provisions under which these Loans were made, and subject to certain exceptions and applicable law, there are no restrictions on the ability of: (a) the Company or any of its direct and indirect subsidiaries from paying dividends or making any other distributions or loans or advances to Intertek Finance plc, the subsidiary of the Company which issued the Notes, or (b) the direct and indirect subsidiaries of the Company from paying dividends or making any other distributions or loans or advances to the Company.

Investigations by the U.S. Environmental Protection Agency

Two of our subsidiary corporations are currently involved in investigations by the U.S. Environmental Protection Agency (“EPA”). Details of each investigation are given below:

Caleb Brett USA, Inc. – Linden, New Jersey

In February 1997, Caleb Brett, through its routine quality assurance and quality control procedures, discovered evidence of false testing results at the Caleb Brett laboratory in Linden, New Jersey, which involved testing of gasoline to certain standards set by the EPA. In September 1999, the Department of Justice announced that three laboratory supervisors pleaded guilty to criminal charges that they participated in a scheme to falsify chemical analyses of gasoline. Due to the fact that Caleb Brett employees mislead federal investigators about the falsification of data during the investigation, Caleb Brett as a corporation was prosecuted. Under applicable law, Caleb Brett is responsible for certain acts of its employees, even though such acts were not committed with the knowledge or permission of the company.

The case was concluded on April 13, 2001, when Caleb Brett USA, Inc was sentenced and required to pay a fine of $1 million to the U.S. Government. Half of this sum was paid in April  2001, and the remainder is payable in two instalments at six month intervals thereafter. The full amount was fully provided in our financial statements for 2000.

Intertek Testing Services Environmental Laboratories, Inc. – Richardson, Texas

In December 1997, Intertek Testing Services Environmental Laboratories, Inc. (“ITS Environmental”) discovered certain discrepancies in reported testing results at its facility in Richardson, Texas. ITS Environmental promptly reported this discrepancy to the EPA and to clients. Civil and criminal investigations are under way. A government investigation at the ITS Environmental facility uncovered further discrepancies beyond those initially discovered and disclosed by ITS Environmental.

In August 1998, ITS Environmental sold its laboratory business in Burlington, Vermont U.S.A. and St. Helens, U.K. and stopped commercial operations at the laboratory in Richardson. These actions resulted in the discontinuation of business at ITS Environmental. This sale has not relieved ITS Environmental of any liability it may face as a result of these investigations or otherwise.

After commercial operations ceased in August 1998, the facility was used to reprocess the original data. The reprocessing is complete and the facility is now closed. ITS Environmental developed what it believed to be an effective data screening and reprocessing method. The reprocessing effort was aimed at providing clients with data of known quality. The EPA have advised ITS Environmental that the reprocessing is not acceptable to the EPA for clean up or compliance purposes. Nevertheless, ITS Environmental believes that it can establish the scientific integrity of the reprocessing work, which ITS believes confirms that the original data was accurate to within normally accepted limits. This has been confirmed by an independent consultant which specialises in reprocessing of data.

ITS Environmental continues to co-operate fully with the government investigation.

On December 9, 1999, a complaint was filed by a customer in federal court in Chicago, Illinois against Intertek Testing Services Environmental Laboratories, Inc. seeking declaratory judgement and damages arising from analyses performed between 1991 and 1997. On December 17, 1999, a complaint was filed in state court in Kansas City, Missouri, against Intertek Testing Services Limited seeking damages from improper testing and analysis. On January 12, 2000, a third complaint was filed in state court in Los Angeles, California, against Intertek Testing Services Limited and Intertek Testing Services Environmental Laboratories, Inc. seeking damages arising for improper testing and analysis and alleging fraud.

On September 21, 2000, the U.S. Department of Justice announced that a federal grand jury in Dallas, Texas returned an indictment of thirty counts against thirteen persons who were formerly employed at Intertek Testing Services Environmental Laboratories Inc in Richardson, Texas. Charges against the thirteen persons include conspiracy to commit mail fraud, conspiracy to present false, fictitious and fraudulent claims against the United States and wire fraud. The trial date was adjourned from February 5, 2001 to October 12, 2001. To date, no criminal charges have been filed against ITS Environmental.

On March 23, 2001, a Complaint was filed in state court in Marshall, Texas, by 418 individual plaintiffs against Intertek Testing Services Environmental Laboratories, Inc. and thirteen former employees seeking $80 million in damages. The individual defendants named in the lawsuit are the same people who were indicted in September 2000. The Complaint alleges common fraud, negligent misrepresentation and malice. Plaintiffs previously sued various suppliers to the Longhorn Army Ammunition Plant (“Longhorn”) for personal injury and property damage, and claim here that ITS Environmental’s understated environmental test results for Longhorn caused them to settle for that case for less than they otherwise would have. All defendants have sought to remove the case to Federal Court and have moved to dismiss the Complaint. Under U.S. law, the plaintiffs can site any figure they wish for damages in their Complaint. We believe we have a meritorious defense and the outcome is unlikely to have a material adverse effect on our business and our financial position.

All these cases are in the preliminary stages and we are unable to predict the outcome of these actions. We are unable to estimate the cost of any civil or criminal penalties arising from this investigation. However, on the basis of currently available information, we consider that the outcome is unlikely to have a material adverse effect on our business and our financial position. We have notified Inchcape plc of the investigation and are pursuing possible rights of recovery against Inchcape plc under the Share Purchase Deed. Our group professional indemnity insurance policy may respond at least to legal costs, civil damages and third party claims. With our broker, we are seeking acceptance of the loss by the insurer.

Caleb Brett USA, Inc – Puerto Rico

Caleb Brett USA, Inc has been informed that an investigation is underway by the U.S. Department of Justice Environmental Crime Section of certain practices at its Puerto Rico facility. The investigation, which relates to events in 1997 and prior, is at a preliminary stage and we are unable to predict the outcome or estimate the cost of any civil or criminal penalties that may arise. However, on the basis of currently available information, we consider that the outcome is unlikely to have a material adverse effect on our business and our financial position. We have notified Inchcape plc of the investigation and are pursuing possible rights of recovery against Inchcape plc under the Share Purchase Deed. This event may give rise to a claim under our group professional indemnity insurance policy and our brokers have been notified.

European Monetary Union – Euro

On January 1, 1999, eleven of the European Union member states, including seven countries in which we operate, established fixed conversion rates between their existing currencies and adopted one common currency, the Euro. The conversion to the Euro eliminates currency exchange rate risk among the eleven member countries.

The currencies of the eleven member states remain legal tender in the participating countries during a three-year transition period from January 1, 1999 through January 1, 2002. Effective January 1, 1999, the Euro is traded on currency exchanges and is available for non-cash transactions during the three-year transitional period. Beginning on January 1, 2002, the European Central Bank will issue Euro-denominated bills and coins for use in cash transactions. On or before July 1, 2002, the participating countries will withdraw all bills and coins and use the Euro as their legal currency.

Our operating units affected by the Euro have established plans to address the issues raised by the conversion. These issues, among others, include such matters as pricing, continuity of contracts, accounting and financial reporting, taxation, treasury activities and computer systems. A number of our operating units in France and Portugal have converted their systems and began reporting in Euros during Q1 00. The remaining operating units will convert their local records to the Euro during 2001.

Although we have not identified any immediate problems, we cannot be certain that the harmonisation of currencies in Europe will not have a material adverse impact on the operating results, financial position or liquidity of our European businesses.

Intertek Testing Services Limited
Consolidated Statements of Operations

	Unaudited

	Three months to March 31, 2000 £m	Three months to March 31, 2001 £m

Revenues
Continuing operations	88.1	104.1
Discontinued operations	0.7	—

Group revenues	88.8	104.1
Operating costs	(81.3)	(91.3)

Group operating income	7.5	12.8
Share of operating profit in associates	0.2	0.3

Total operating income	7.7	13.1

Operating income/(loss) before exceptional items
Continuing operations	11.0	13.1
Discontinued operations	(0.7)	—

	10.3	13.1
Exceptional items charged to operating income
Continuing operations	(1.6)	—
Discontinued operations	(1.0)	—

Total operating income	7.7	13.1

Operating income/(loss) after exceptional items
Continuing operations	9.4	13.1
Discontinued operations	(1.7)	—

Total operating income	7.7	13.1

Non operating exceptional items
Continuing operations	(3.0)	—
Discontinued operations	(12.1)	—

Total non-operating exceptional items	(15.1)	—

(Loss)/income on ordinary activities before net interest	(7.4)	13.1
Net interest expense	(8.1)	(9.3)

(Loss)/income before taxation	(15.5)	3.8
Taxation	(1.8)	(2.6)

(Loss)/income after taxation	(17.3)	1.2
Minority interests	(0.6)	(0.8)

Net (loss)/income for the group and its share of associates	(17.9)	0.4

The accompanying notes on pages F - 5 to F - 20 are an integral part of these financial statements.

Intertek Testing Services Limited
Consolidated Balance Sheets

			Unaudited

	Notes	December 31, 2000 £m	March 31, 2001 £m

ASSETS
Current assets
Cash	7	21.3	19.3
Trade receivables		81.6	83.5
Inventories		1.7	1.8
Other current assets		19.1	21.6

Total current assets		123.7	126.2
Goodwill		16.8	16.8
Property, plant and equipment, net		67.9	70.4
Investments		0.9	1.3

Total assets		209.3	214.7

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Borrowings (including current portion of long term borrowings)	3	22.1	25.0
Accounts payable, accrued liabilities and deferred income		80.5	80.7
Income taxes payable		6.9	6.0

Total current liabilities		109.5	111.7
Long term borrowings	3	300.3	310.6
Provisions for liabilities and charges		13.9	12.5
Minority interests		6.3	6.5

Shareholders’ deficit
Ordinary shares		0.8	0.8
Redeemable preference shares		105.5	105.5
Shares to be issued		2.8	2.8
Premium in excess of par value		3.6	3.6
Accumulated deficit		(333.4)	(339.3)

Total shareholders’ deficit		(220.7)	(226.6)

Total liabilities and shareholders’ deficit		209.3	214.7

The accompanying notes on pages F - 5 to F - 20 are an integral part of these financial statements.

Intertek Testing Services Limited
Consolidated Statements of Cash Flows

		Unaudited

	Notes	Three months to March 31, 2000 £m	Three months to March 31, 2001 £m

Total operating cash inflow	5	8.0	7.1
Returns on investments and servicing of finance	6	(2.7)	(2.0)
Taxation		(2.2)	(3.4)
Capital expenditure and financial investment	6	(3.1)	(5.2)
Acquisitions and disposals	6	0.5	(0.5)

Cash inflow/(outflow) before financing		0.5	(4.0)

Financing	6	(4.3)	2.0

Decrease in cash in the period		(3.8)	(2.0)

Reconciliation of net cash flow to movement in net debt	7

Decrease in cash in the period		(3.8)	(2.0)

Cash inflow/(outflow) from increase in debt		4.3	(2.0)

Change in net debt resulting from cash flows		0.5	(4.0)
Debt issued in lieu of interest payment		(2.3)	(2.8)
Acquisitions and disposals		(0.7)	—
Other non-cash movements		(0.5)	(0.5)
Exchange adjustments		(3.0)	(7.9)

Movement in net debt in the period		(6.0)	(15.2)
Net debt at the start of the period		(273.5)	(301.1)

Net debt at the end of the period		(279.5)	(316.3)

The accompanying notes on pages F - 5 to F - 20 are an integral part of these financial statements.

Intertek Testing Services Limited

Consolidated Statements of Total Recognised Gains and Losses

	Unaudited

	Three months to March 31, 2000 £m	Three months to March 31, 2001 £m

Net (loss)/income from subsidiaries	(18.0)	0.2
Net income from associates	0.1	0.2

	(17.9)	0.4
Exchange adjustments	(3.0)	(6.3)

Total recognised gains and losses	(20.9)	(5.9)

There is no material difference between income before taxation, and net income for the financial periods, as stated in the statements of operations and their historical cost equivalents.

Consolidated Statements of Changes in Shareholders’ Deficit

	Unaudited

	Ordinary shares £m	Redeemable preference shares £m	Shares to be issued £m	Premium in excess of par value £m	Accumulated deficit £m	Total £m

Balance at January 1, 2000	0.8	105.5	2.8	3.6	(315.2)	(202.5)
Net loss	—	—	—	—	(17.9)	(17.9)
Goodwill adjustments	—	—	—	—	10.1	10.1
Exchange adjustments	—	—	—	—	(3.0)	(3.0)

Balance at March 31, 2000	0.8	105.5	2.8	3.6	(326.0)	(213.3)

Balance at January 1, 2001	0.8	105.5	2.8	3.6	(333.4)	(220.7)
Net income	—	—	—	—	0.4	0.4
Exchange adjustments	—	—	—	—	(6.3)	(6.3)

Balance at March 31, 2001	0.8	105.5	2.8	3.6	(339.3)	(226.6)

Included in accumulated deficit is £294.3 million relating to goodwill (at March 31, 2000: £270.2 million). This comprises goodwill of £291.7 written off to reserves in relation to the acquisition of subsidiaries prior to December 1997 (at March 31, 2000: £268.8 million) and £2.6 million amortised goodwill in relation to acquisitions from January 1, 1998 (at March 31, 2000: £1.4 million).

The accompanying notes on pages F - 5 to F - 20 are an integral part of these financial statements.

Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

1.     Basis of presentation

The accompanying consolidated financial statements of the Company and its subsidiaries at March 31, 2001 and for the three months to March 31, 2001 are unaudited. In the opinion of the Directors, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the financial statements have been included. The results of these periods are not necessarily indicative of results for the entire year and have been prepared in conformity with accounting principles generally accepted in the United Kingdom (“U.K. GAAP”) and are presented under the historical cost convention. These principles differ in certain material respects from generally accepted accounting principles in the United States (“U.S. GAAP”) – see note 8.

For the purpose of these condensed consolidated financial statements, certain information and disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United Kingdom have been condensed or omitted. These unaudited statements should be read in conjunction with the audited financial statements and notes as of and for the year ended December 31, 2000.

2.     Accounting policies

The significant accounting policies adopted by the Company and its subsidiaries are set out below.

Basis of consolidation

The consolidated financial statements of the Company include the financial statements of the Company and its subsidiaries. The acquisition method of accounting has been adopted. Under this method, the results of subsidiaries acquired or sold are included in the consolidated statement of income of the Company from, or up to, the date control passes. The consolidated statements of income of the Company include their respective shares of income from associated undertakings. The consolidated balance sheets of the Company includes interests in associates at their respective shares of the net tangible assets.

Use of estimates

Preparation of financial statements in conformity with U.K. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for an accounting period. Such estimates and assumptions could change in the future as more information becomes known or circumstances alter, such that the group’s actual results may differ from the amounts reported and disclosed in the financial statements.

Foreign currencies

The results of operations and cash flows of overseas subsidiaries and associated undertakings are translated into sterling at the average of the month end rates of exchange for the period. Assets and liabilities in foreign currencies are translated into sterling at closing rates of exchange except where rates are fixed under contractual arrangements. The difference between net income/(loss) translated at average and at closing rates of exchange is included in the statement of total recognised gains and losses as a movement in shareholders’ equity/(deficit). Exchange differences arising from the retranslation to closing rates of exchange of opening shareholders’ equity, long-term foreign currency borrowings used to finance foreign currency investments, and foreign currency borrowings that provide a hedge against shareholders’ equity are also reflected as movements in shareholders’ equity/(deficit). All other exchange differences are dealt with in operations.

Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

Accounting policies (continued)

Property, plant and equipment and depreciation

Property, plant and equipment are stated at cost less depreciation, which is provided, except for freehold land, on a straight line basis over the estimated useful lives of the assets, mainly at the following annual rates:

Freehold buildings and long leasehold land and buildings	2%
Short leasehold land and buildings	term of lease
Plant, machinery and equipment	10% – 33.3%

Leases

Assets held under capital leases are treated as if they had been purchased at the present value of the minimum lease payments. This cost is included in property, plant and equipment, and depreciation is provided over the shorter of the lease term or the estimated useful life. The corresponding obligations under these leases are included within borrowings. The finance charge element of rentals payable is charged to operations to produce a constant rate of interest. Operating lease rentals are charged to operations on a straight-line basis over the periods of the leases.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost comprises expenditure incurred in the normal course of business in bringing inventories and work in progress to their present location and condition.

Revenues

Revenues represent the total amount receivable for services provided and goods sold, excluding sales-related taxes and intra-group transactions. Revenue is recognised when the relevant service is completed or goods delivered.

Taxation

Deferred taxation is provided using the liability method at current taxation rates on timing differences to the extent that the directors consider that it is probable that a liability or asset will crystallise.

Pension benefits

Liabilities under defined contribution pension schemes are charged to operations when incurred. ITS has a number of defined benefit pension schemes for which contributions are based on triennial actuarial valuations. Pension charges in operations have been calculated at a substantially level percentage of current and expected future pensionable payroll, with variations from regular cost spread over the expected remaining service lives of employees.

Goodwill and other intangible assets

Purchased goodwill in respect of acquisitions since January 1, 1998 is capitalised in accordance with the requirements of FRS 10: Goodwill and Intangible Assets, and is amortised on a straight line basis over its estimated useful life, which is up to 20 years. Other intangible assets, such as non compete covenants, are amortised over the term of the agreement, generally between two to five years. Purchased goodwill in respect of acquisitions before January 1, 1998 was written off to reserves in the year of acquisition in accordance with the accounting standard then in force. When a subsequent disposal occurs any goodwill previously written off to reserves is written back through the profit and loss account.

Cash and cash equivalents

Cash for the purposes of the cash flow statement, comprise cash in hand and deposits repayable on demand, less overdrafts payable on demand.

Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

Accounting policies (continued)

Derivative financial instruments

ITS uses various derivative financial instruments to manage its exposure to foreign exchange and interest rate risks. Derivative financial instruments are considered hedges if they meet certain criteria. A forward exchange contract is considered a hedge of an identifiable foreign currency commitment if such contract is designated as, and is effective as, a hedge of a firm foreign currency commitment. An interest rate swap agreement is considered a “synthetic alteration” (and accounted for like a hedge) when the agreement is designated with a specific liability and it alters the interest rate characteristics of such liability. An Interest rate cap agreement must also meet the same criteria as an interest rate swap to be considered hedge of a specific liability. Derivative financial instruments failing to meet the aforementioned criteria are accounted for at fair value with the resulting unrealised gains and losses included in the statement of operations.

Forward exchange contracts. Forward exchange contracts are designated as hedges of firm foreign currency commitments. Gains and losses on such contracts are deferred and recognised in income or as an adjustment of the carrying amount when the hedged transaction occurs.

Interest rate cap agreements. Interest rate cap agreements are accounted for under the accruals basis. Amounts receivable under the agreement are accrued when due as a reduction of interest charges. Premiums paid for purchased interest rate cap agreements are amortised to interest charges over the term of the caps.

Interest rate swaps. Interest rate swap agreements are designated to change the interest rate characteristics of floating-rate borrowings. Accordingly, these agreements are accounted for under the settlement basis. The interest differential between the amounts received and amount paid is recognised as an adjustment to interest charges over the term of the swap.

3.    Borrowings

	December 31, 2000 £m	March 31, 2001 £m

Due in less than one year:
Senior Term Loan A	12.1	13.0
Senior Revolver	10.0	12.0

	22.1	25.0

Due in more than one year:
Senior Term Loan A	46.0	47.1
Senior Term Loan B	34.7	34.7
Senior Subordinated Notes	133.5	137.3
Parent Subordinated PIK Debentures	86.1	91.5

	300.3	310.6

Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

Borrowings (continued)

Maturity of borrowings:

	Senior Term Loan A £m	Senior Term Loan B £m	Senior Revolver £m	Senior Subordinated Notes £m	Parent Subordinated PIK Debentures £m	Total borrowings £m

Due in less than 1 year	13.1	—	12.0	—	—	25.1
Due in 1 to 2 years	15.7	—	—	—	—	15.7
Due in 2 and 5 years	32.6	35.5	—	—	—	68.1
Due in over 5 years	—	—	—	142.0	92.9	234.9

	61.4	35.5	12.0	142.0	92.9	343.8
Debt issuance costs	(1.3)	(0.8)	—	(4.7)	(1.4)	(8.2)

	60.1	34.7	12.0	137.3	91.5	335.6

4.    Reconciliation of movement in shareholders’ deficit

	Three months to March 31, 2000 £m	Three months to March 31, 2001 £m

Total recognised gains and losses for the period	(20.9)	(5.9)
Goodwill adjustments	10.1	—

	(10.8)	(5.9)
Opening shareholders’ deficit	(202.5)	(220.7)

Closing shareholders’ deficit	(213.3)	(226.6)

Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

5.    Reconciliation of operating income to operating cash flows

	Three months to March 31, 2000 £m	Three months to March 31, 2001 £m

Operating income	7.7	13.1
Depreciation charge	3.0	3.8
Goodwill amortisation	0.2	0.3
Loss on sale of fixed assets	0.2	—
Increase in receivables and prepayments	(3.4)	(3.5)
Increase/(decrease) in payables	0.4	(4.8)
Discontinued operating exceptional provisions – Environmental	1.0	—
Decrease in other provisions	(0.9)	(1.5)

	8.2	7.4
Equity income of associates	(0.2)	(0.3)

Total operating cash inflow	8.0	7.1

6.    Analysis of cash flows

	Three months to March 31, 2000 £m	Three months to March 31, 2001 £m

Returns on investment and servicing of finance
Net interest paid	(2.0)	(1.4)
Dividends paid to minorities	(0.7)	(0.6)

	(2.7)	(2.0)

Capital expenditure and financial investment
Purchase of property, plant and equipment	(3.2)	(5.3)
Sale of property, plant and equipment	0.1	0.1

	(3.1)	(5.2)

Acquisitions and disposals
Purchase of subsidiary undertakings	(0.4)	—
Sale of subsidiary undertakings	0.9	—
Acquisition provision payments	—	(0.5)

	0.5	(0.5)

Financing
Repayment of short term debt	(3.9)	—
Repayment of other loans	(0.4)	—
Issue of debt	—	2.0

	(4.3)	2.0

Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

7.    Analysis of net debt

	At December 31, 2000 £m	Cash flow £m	Debt issued in lieu of interest payment £m	Other non- cash changes £m	Exchange adjustments £m	At March 31, 2001 £m

Net cash
Cash in hand and at bank	21.3	(2.0)	—	—	—	19.3

Debt
Debt due within one year	(22.1)	(2.0)	—	—	(0.9)	(25.0)
Debt due after one year	(300.3)	—	(2.8)	(0.5)	(7.0)	(310.6)

	(322.4)	(2.0)	(2.8)	(0.5)	(7.9)	(335.6)

Total net debt	(301.1)	(4.0)	(2.8)	(0.5)	(7.9)	(316.3)

8.    Summary of differences between U.K. and U.S. GAAP

The consolidated financial statements are prepared in conformity with U.K. GAAP. These accounting principles differ in certain material respects from U.S. GAAP. Described below are the material differences between U.K. GAAP and U.S. GAAP affecting the net income/(loss) and shareholders’ equity/(deficit) which are set forth in the tables that follow.

Goodwill and other intangible assets

Under U.K. GAAP, purchased goodwill in respect of acquisitions before January 1, 1998 was written off to reserves in the year of acquisition. Purchased goodwill in respect of acquisitions since January 1, 1998 is capitalised in accordance with the requirements of FRS 10, Goodwill and Intangible Assets. Other intangible assets, such as non compete covenants, are amortised over the term of the agreement, generally between two to five years. Positive goodwill is amortised to nil in equal instalments over its estimated useful life, generally not exceeding 20 years. Under U.S. GAAP, goodwill and identifiable intangibles are capitalised and are written off over their estimated useful lives, generally not exceeding 40 years. U.S. GAAP goodwill and identifiable intangibles are being written off over periods not exceeding 20 years.

Redeemable preference shares

Under U.K. GAAP, preference shares with mandatory redemption features or that are redeemable at the option of the security holders are classified as a component of shareholders’ equity. U.S. GAAP requires such redeemable preference shares to be classified outside of shareholders’ equity. Additionally, under U.S. GAAP, the initial carrying amount of redeemable preferred stock is equal to its fair value at date of issuance. When the fair value of mandatorily redeemable preferred stock at the time of its issuance is less than the mandatory redemption amount, the carrying amount is increased by periodic accretion, using the interest method, such that the carrying amount will equate mandatory redemption amount at the mandatory redemption date.

Disposal of business segment

Under U.K. GAAP, the profit or loss arising on the disposal of a business segment after the year end, but before the earlier of three months and the date when the financial statements are approved, is not recognised in the financial statements but is disclosed as a post balance sheet event and the disposed business segment is classified as a discontinued operation in the financial statements. U.S. GAAP requires that if a loss is expected from such disposal, such loss be recognised in the not yet released financial statements.

Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

Summary of differences between U.K. and U.S. GAAP (continued)

Pension costs — defined benefit plans

Under U.K. GAAP, the cost of providing pension benefits is expensed over the average expected service lives of eligible employees on the basis of a constant percentage of current and estimated future earnings. Under U.S. GAAP, costs and surpluses are similarly spread over the remaining service lives but based on prescribed actuarial assumptions, cost allocation and valuation methods which differ in certain respects from those used for U.K. GAAP.

As a result of this difference in methodology, the U.S. GAAP pension expense can be significantly different from that determined under U.K. GAAP and tends to be more sensitive to changing economic conditions.

Compensated absences

Under U.S. GAAP, compensated absences, being an employee’s paid holiday entitlements, are accrued as earned. U.K. GAAP does not require provision to be made.

Derivative instruments and hedging activities

Under U.K. GAAP, forward exchange contracts are designed as hedges of firm foreign currency commitments. Gains and losses on such contracts are deferred and recognised in income or as an adjustment of the carrying amount when the hedged transaction occurs. Interest rate swap agreements are designed to change the interest rate characteristics of floating rate borrowings. Accordingly, these agreements are accounted for under the settlement basis. The interest differential between the amounts received and amount paid is recognised as an adjustment to interest charges over the term of the swap.

Under U.S. GAAP, Statement of Financial Accounting Standards (‘SFAS’) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138 Accounting for Certain Derivative Instruments and Certain Hedging Activities – An Amendment to SFAS No. 133, requires that an entity recognises all derivatives in the consolidated balance sheet at fair value. The accounting for changes in the fair value of a derivative depends on the use of the derivative. Derivatives that are not designated as part of a hedging relationship must be adjusted to fair value through income. Changes in the fair value of derivatives designated as fair value hedges are recorded in income as well as the gain or loss on the hedged asset or liability. Changes in the fair value of derivatives designated as cash flow hedges are classified as other comprehensive income until the hedged item is recognised in income. The ineffective portions of derivatives that are hedges are immediately recognised in income.

Deferred taxation

Under U.K. GAAP, deferred taxation is accounted for using the liability method to the extent that it is considered probable that a liability or asset will crystallise in the foreseeable future. Under U.S. GAAP, deferred taxation is provided on all temporary differences and carryforwards. Deferred tax assets are recognised to the extent that it is more likely than not that they will be realised. Where doubt exists as to whether a deferred tax asset will be realised, an appropriate valuation allowance is established. In addition, deferred taxes on other U.S. GAAP differences is provided.

Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

Summary of differences between U.K. and U.S. GAAP (continued)

Effect of material differences between U.K. and U.S. GAAP and additional disclosures

(a)    Net income/(loss)

	Three months to March 31, 2000 £m	Three months to March 31, 2001 £m

Net (loss)/income reported under U.K. GAAP	(17.9)	0.4
Goodwill amortisation	(1.5)	(3.0)
Previously recognised loss on disposal and closure of discontinued operation	11.6	—
Compensated absences	0.2	(0.1)
Deferred taxes	—	—
Derivative instruments and hedging	—	(0.6)

Net loss in conformity with U.S. GAAP	(7.6)	(3.3)

Continuing operations	(5.5)	(3.3)
Discontinued operations	(2.1)	—

Net loss in conformity with U.S. GAAP	(7.6)	(3.3)

(b)    Shareholders’ deficit

The approximate effects on shareholders’ deficit of material differences between U.K. and U.S. GAAP are as follows:

	December 31, 2000 £m	March 31, 2001 £m

Shareholders’ deficit reported under U.K. GAAP	(220.7)	(226.6)
Goodwill	188.2	189.5
Redeemable preference shares	(30.0)	(31.1)
Pensions	0.3	0.3
Compensated absences	(0.6)	(0.8)
Derivative instruments and hedging activities	—	(0.6)

Shareholders’ deficit in conformity with U.S. GAAP	(62.8)	(69.3)

Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

Summary of differences between U.K. and U.S. GAAP (continued)

The following table reconciles shareholders’ deficit under U.S. GAAP:

	December 31, 2000 £m	March 31, 2001 £m

Shareholders’ deficit at beginning of period	(43.3)	(62.8)
Accretion of discount on redeemable preference shares	(3.9)	(1.1)
Net loss for the period	(6.0)	(3.3)
Exchange adjustments	(9.6)	(2.1)

Shareholders’ deficit at end of period	(62.8)	(69.3)

(c)    Cash flows

The statements of cash flows prepared in accordance with U.K. GAAP present substantially the same information as that required under U.S. GAAP. Under U.S. GAAP however, there are certain differences from U.K. GAAP with regard to classification of items within the cash flow statement and with regard to the definition of cash.

Under U.K. GAAP, cash flows are presented separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends paid, management of liquid resources and financing. Under U.S. GAAP, three categories of cash flow activity are reported, those being operating activities, investing activities and financing activities. Cash flows from taxation and returns on investments and servicing of finance would, with the exception of dividends paid, be included as operating activities under U.S. GAAP. Capital expenditure and financial investment, acquisitions and disposals and management of liquid resources would be included as investing activities. The payment of dividends would be included under financing activities under U.S. GAAP.

Set out below is a summary of the statements of cash flows under U.S. GAAP.

	Three months to March 31, 2000 £m	Three months to March 31, 2001 £m

Net cash provided by operating activities	1.9	2.3
Net cash used in investing activities	(4.2)	(5.7)
Net cash (used in)/provided by financing activities	(0.1)	1.4

Net decrease in cash by continuing operations	(2.4)	(2.0)

Decrease in cash by continuing operations	(2.4)	(2.0)
Decrease in cash by discontinued operations	(2.2)	—
Cash at beginning of period	20.2	21.3

Cash at end of period	15.6	19.3

Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

Summary of differences between U.K. and U.S. GAAP (continued)

(d)    Comprehensive income

The company has adopted SFAS No. 130, “Reporting Comprehensive Income”, which established standards for the reporting and presentation of comprehensive income/(loss) and its components in a full set of financial statements. The Company’s comprehensive income/(loss) differs from net income only by the amount of the foreign currency exchange adjustments charged to shareholders’ deficit for the period, the periodic accretion of the redeemable preference stock and the transitional adjustment for derivative instruments and hedging activities.

The following table reconciles accumulated other comprehensive loss under U.S. GAAP:

	Three months to March 31, 2000 £m	Three months to March 31, 2001 £m

Other comprehensive loss at the beginning of period	(26.4)	(51.5)
Exchange adjustments	(3.0)	(6.3)
Redeemable preference share accretion	(0.9)	(1.1)
Derivative instruments and hedging activities	—	(0.4)

Other comprehensive loss at the end of period*	(30.3)	(59.3)

*Other comprehensive income and the carrying value of the preference shares as of March 31, 2000 have been reduced by £13.7 million from amounts previously shown as of March 31, 2000 in order to reflect the carrying value of such shares as of that date at their initial carrying value plus cumulative accretion from date of original issue.

Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

9.    Issuer, guarantor and non-guarantor companies

Intertek Finance plc (“the Issuer”) is a wholly owned direct subsidiary of the Company and the Issuer has issued the Notes which are fully and unconditionally guaranteed on a senior subordinated basis by the Company and certain of its wholly owned direct subsidiaries: Intertek Testing Services U.K. Limited, Testing Holdings USA Inc., Yickson Enterprises Limited, Kite Overseas Holdings BV, ITS Holding Limited, Testing Holdings Sweden AB, Testing Holdings France EURL, Testing Holdings Germany GmbH (collectively, the “Guarantor subsidiaries”). In addition, each of the Guarantor’s guarantee is itself guaranteed by each other Guarantor, fully and unconditionally, on a senior subordinated basis. Subject to the provisions of the agreement under which the loans to finance the acquisition of the business were made, certain exceptions and applicable law, there are no restrictions on the ability of:

(a)	the Company or any of its direct and indirect subsidiaries from paying dividends or making any other distributions or loans or advances to the Issuer or
(b)	the direct and indirect subsidiaries of the Company from paying dividends or making any other distribution or loans or advances to the Company.

Separate financial statements and other disclosures concerning the Issuer, the Company and the Guarantor subsidiaries are not presented because management has determined that they are not material to the investors. In lieu of the separate guarantor financial statements, management has presented condensed consolidating financial information. The condensed consolidating financial information presented below has been segregated between (a) the Issuer, (b) the Company, (c) the Guarantor subsidiaries and (d) the non-Guarantor subsidiaries.

Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

Issuer, guarantor and non-guarantor companies (continued)

Statements of Operations
Three months to March 31, 2001

	Intertek Finance plc £m	Intertek Testing Services Ltd £m	Guarantor subsidiaries £m	Non- Guarantor subsidiaries £m	Consolidation adjustments £m	Consolidated totals £m

Total group revenue	—	—	—	115.7	(11.6)	104.1
Operating income/(costs)	—	0.1	—	(103.0)	11.6	(91.3)
Share of operating profit in associates	—	—	—	0.3	—	0.3

Operating income	—	0.1	—	13.0	—	13.1
Non-operating exceptional items	—	(0.6)	—	0.6	—	—

Income/(loss) before interest	—	(0.5)	—	13.6	—	13.1
Net interest expense	—	(2.4)	(2.0)	(4.9)	—	(9.3)

Income/(loss) before taxation	—	(2.9)	(2.0)	8.7	—	3.8
Taxation	—	—	0.3	(2.9)	—	(2.6)

Income/(loss) after taxation	—	(2.9)	(1.7)	5.8	—	1.2
Minority interests	—	—	—	(0.8)	—	(0.8)
Dividends from/(to) group companies	—	—	0.4	(0.4)	—	—

Net income/(loss)	—	(2.9)	(1.3)	4.6	—	0.4

Statements of Operations
Three months to March 31, 2000

	Intertek Finance plc £m	Intertek Testing Services Ltd £m	Guarantor subsidiaries £m	Non- Guarantor subsidiaries £m	Consolidation adjustments £m	Consolidated totals £m

Total group revenue	—	—	—	98.2	(9.4)	88.8
Operating income/(costs)	0.1	(0.1)	—	(90.7)	9.4	(81.3)
Share of operating profit in associates	—	—	—	0.2	—	0.2

Operating income/(loss)	0.1	(0.1)	—	7.7	—	7.7
Non-operating exceptional items	—	(0.8)	(4.3)	(10.0)	—	(15.1)

Income before interest	0.1	(0.9)	(4.3)	(2.3)	—	(7.4)
Net interest expense	—	(1.9)	(1.9)	(4.3)	—	(8.1)

Income/(loss) before taxation	0.1	(2.8)	(6.2)	(6.6)	—	(15.5)
Taxation	—	—	—	(1.8)	—	(1.8)

Income/(loss) after taxation	0.1	(2.8)	(6.2)	(8.4)	—	(17.3)
Minority interests	—	—	—	(0.6)	—	(0.6)
Dividends from/(to) group companies	—	—	0.6	(0.6)	—	—

Net income/(loss)	0.1	(2.8)	(5.6)	(9.6)	—	(17.9)

Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

Issuer, guarantor and non-guarantor companies (continued)

Balance Sheets
March 31, 2001

	Intertek Finance plc £m	Intertek Testing Services Ltd £m	Guarantor subsidiaries £m	Non- Guarantor subsidiaries £m	Consolidation adjustments £m	Consolidated totals £m

ASSETS
Current assets
Cash	—	(9.6)	0.6	28.3	—	19.3
Trade receivables	—	—	—	83.5	—	83.5
Inventories	—	—	—	1.8	—	1.8
Other current assets	153.7	98.9	228.4	327.5	(786.9)	21.6

Total current assets	153.7	89.3	229.0	441.1	(786.9)	126.2
Goodwill	—	—	—	16.8	—	16.8
Property, plant and equipment, net	—	—	—	70.4	—	70.4
Investments in subsidiary undertakings	—	128.6	222.2	74.3	(425.1)	—
Investments	—	—	—	1.3	—	1.3

Total assets	153.7	217.9	451.2	603.9	(1,212.0)	214.7

LIABILITIES AND SHAREHOLDERS’ EQUITY/(DEFICIT)
Current liabilities
Borrowings (including current portion of long term borrowings)	—	12.0	13.1	(0.1)	—	25.0
Accounts payable, accrued liabilities and deferred income	15.0	46.7	233.8	572.1	(786.9)	80.7
Income taxes payable	—	(0.4)	(2.4)	8.8	—	6.0

Total current liabilities	15.0	58.3	244.5	580.8	(786.9)	111.7
Long term borrowings	138.3	91.5	82.5	(1.7)	—	310.6
Provisions for liabilities and charges	—	—	—	12.5	—	12.5
Minority interests	—	—	—	6.5	—	6.5
Shareholders’ equity/(deficit)
Ordinary shares	0.1	0.8	118.2	192.8	(311.1)	0.8
Redeemable preference shares	—	105.5	—	—	—	105.5
Shares to be issued	—	2.8	—	—	—	2.8
Premium in excess of par value	—	3.6	26.5	—	(26.5)	3.6
Accumulated earnings/(deficit)	0.3	(44.6)	(20.5)	(187.0)	(87.5)	(339.3)

Total shareholders’ equity/(deficit)	0.4	68.1	124.2	5.8	(425.1)	(226.6)

Total liabilities and shareholders’ equity/(deficit)	153.7	217.9	451.2	603.9	(1,212.0)	214.7

Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

Issuer, guarantor and non-guarantor companies (continued)

Balance Sheets
December 31, 2000

	Intertek Finance plc £m	Intertek Testing Services Ltd £m	Guarantor subsidiaries £m	Non- Guarantor subsidiaries £m	Consolidation adjustments £m	Consolidated totals £m

ASSETS
Current assets
Cash	—	(11.2)	0.7	31.8	—	21.3
Trade receivables	—	—	—	81.6	—	81.6
Inventories	—	—	—	1.7	—	1.7
Other current assets	145.8	92.9	218.6	294.9	(733.1)	19.1

Total current assets	145.8	81.7	219.3	410.0	(733.1)	123.7
Goodwill	—	—	—	16.8	—	16.8
Property, plant and equipment, net	—	—	—	67.9	—	67.9
Investments in subsidiary undertakings	—	128.6	217.8	74.5	(420.9)	—
Investments	—	—	—	0.9	—	0.9

Total assets	145.8	210.3	437.1	570.1	(1,154.0)	209.3

LIABILITIES AND SHAREHOLDERS’ EQUITY/(DEFICIT)
Current liabilities
Borrowings (including current portion of long term borrowings)	—	10.0	12.0	0.1	—	22.1
Accounts payable, accrued liabilities and deferred income	11.0	42.7	223.2	536.7	(733.1)	80.5
Income taxes payable	—	(0.4)	(2.3)	9.6	—	6.9

Total current liabilities	11.0	52.3	232.9	546.4	(733.1)	109.5
Long term borrowings	134.4	86.1	81.4	(1.6)	—	300.3
Provisions for liabilities and charges	—	—	—	13.9	—	13.9
Minority interests	—	—	—	6.3	—	6.3
Shareholders’ equity/(deficit)
Ordinary shares	0.1	0.8	115.1	195.9	(311.1)	0.8
Redeemable preference shares	—	105.5	—	—	—	105.5
Shares to be issued	—	2.8	—	—	—	2.8
Premium in excess of par value	—	3.6	25.8	0.6	(26.4)	3.6
Accumulated earnings/(deficit)	0.3	(40.8)	(18.1)	(191.4)	(83.4)	(333.4)

Total shareholders’ equity/(deficit)	0.4	71.9	122.8	5.1	(420.9)	(220.7)

Total liabilities and shareholders’ equity/(deficit)	145.8	210.3	437.1	570.1	(1,154.0)	209.3

Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

Issuer, guarantor and non-guarantor companies (continued)

Statements of Cash Flows
Three months to March 31, 2001

	Intertek Finance plc £m	Intertek Testing Services Ltd £m	Guarantor subsidiaries £m	Non- Guarantor subsidiaries £m	Consolidation adjustments £m	Consolidated totals £m

Total operating cash inflow	—	0.5	0.3	6.3	—	7.1
Returns on investments and servicing of finance	—	(0.3)	1.1	(2.8)	—	(2.0)
Taxation	—	—	(0.1)	(3.3)	—	(3.4)
Capital expenditure and financial investment	—	—	—	(5.2)	—	(5.2)
Acquisitions and disposals	—	—	—	(0.5)	—	(0.5)

Cash inflow/(outflow) before financing	—	0.2	1.3	(5.5)	—	(4.0)
Financing	—	1.4	(1.3)	1.9	—	2.0

Increase/(decrease) in cash in the period	—	1.6	—	(3.6)	—	(2.0)

Reconciliation of net cash flow to movements in net debt

Increase/(decrease) in cash in the period	—	1.6	—	(3.6)	—	(2.0)

Cash outflow from increase in debt	—	(2.0)	—	—	—	(2.0)

Change in net debt resulting from cash flows	—	(0.4)	—	(3.6)	—	(4.0)
Debt issued in lieu of interest payment	—	(2.8)	—	—	—	(2.8)
Other non-cash movements	(0.2)	—	(0.1)	(0.2)	—	(0.5)
Exchange adjustments	(3.7)	(2.6)	(2.2)	0.6	—	(7.9)

Movement in net debt in the period	(3.9)	(5.8)	(2.3)	(3.2)	—	(15.2)
Net debt at the start of the period	(134.4)	(107.3)	(92.7)	33.3	—	(301.1)

Net debt at the end of the period	(138.3)	(113.1)	(95.0)	30.1	—	(316.3)

Intertek Testing Services Limited
Notes To The Consolidated Financial Statements

Issuer, guarantor and non-guarantor companies (continued)

Statements of Cash Flows
Three months to March 31, 2000

	Intertek Finance plc £m	Intertek Testing Services Ltd £m	Guarantor subsidiaries £m	Non- Guarantor subsidiaries £m	Consolidation adjustments £m	Consolidated totals £m

Total operating cash inflow/(outflow)	0.1	(0.5)	(0.1)	8.5	—	8.0
Returns on investments and servicing of finance	4.3	0.1	(3.0)	(4.1)	—	(2.7)
Taxation	—	—	(0.1)	(2.1)	—	(2.2)
Capital expenditure and financial investment	—	—	—	(3.1)	—	(3.1)
Acquisitions and disposals	—	(1.3)	(0.7)	2.5	—	0.5

Cash inflow/(outflow) before financing	4.4	(1.7)	(3.9)	1.7	—	0.5
Financing	(4.4)	3.5	4.1	(7.5)	—	(4.3)

Increase/(decrease) in cash in the period	—	1.8	0.2	(5.8)	—	(3.8)

Reconciliation of net cash flow to movement in net debt

Increase/(decrease) in cash in the period	—	1.8	0.2	(5.8)	—	(3.8)

Cash inflow/(outflow) from increase in debt	—	3.9	0.5	(0.1)	—	4.3

Change in net debt resulting from cash flows	—	5.7	0.7	(5.9)	—	0.5
Debt issued in lieu of interest payment	—	(2.3)	—	—	—	(2.3)
Acquisitions and disposals	—	—	—	(0.7)	—	(0.7)
Other non-cash movements	(0.1)	—	(0.2)	(0.2)	—	(0.5)
Exchange adjustments	(1.6)	(0.9)	(0.5)	—	—	(3.0)

Movement in net debt in the period	(1.7)	2.5	—	(6.8)	—	(6.0)
Net debt at the start of the period	(122.1)	(86.5)	(93.5)	28.6	—	(273.5)

Net debt at the end of the period	(123.8)	(84.0)	(93.5)	21.8	—	(279.5)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 6-K and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

INTERTEK TESTING SERVICES LIMITED
(Registrant)

By:	/s/ WILLIAM SPENCER

	Name:	William Spencer
	Title:	Director
	Date:	May 14, 2001